Exhibit 99.3

ZenaDrone 2000 Heavy-Lift Interceptor Advances Toward Flight Testing as ZenaTech Targets $20B Counter-Drone Market

Gas-powered counter-UAS platform completes airframe build and enters systems integration; initial flight testing planned for Q3 2026

Vancouver, British Columbia, (May 14, 2026) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, today provides an update on its ZenaDrone subsidiary’s development progress on the ZenaDrone 2000 prototype heavy lift interceptor drone program. The Company has completed manufacturing of the drone’s fuselage, finalized key system components including the gas-powered engine selection and configuration, and commenced in-house assembly and systems integration as well as test bench activities for systems and components.  The completed drone is expected to begin initial field flight testing at the end of Q3 2026 to further advance its development for defense and security applications.

“The drone threat has outpaced the defense procurement cycles as militaries, border agencies and critical infrastructure operators are being asked to counter today’s asymmetric aerial attacks with systems designed for an antiquated threat environment. With a counter-UAS market that analysts project could exceed $20 billion by 2030, we believe now is the time to deliver capable, deployable interceptor platforms,” said Shaun Passley, Ph.D., CEO of ZenaTech. “The ZenaDrone 2000 platform is purpose-built for this moment, a heavy-lift, long-endurance interceptor designed to operate across land, coastal, and maritime environments without the logistical constraints of battery-dependent systems. We are moving this program to flight testing with urgency to meet these critical needs.”

ZenaDrone 2000 is a gas-powered multifunction all-domain capable interceptor drone operable from land bases, coastal positions, and vessel decks. Once airborne, the system is being designed to autonomously detect, track, and engage multiple slow-moving hostile drones while simultaneously using onboard AI-driven threat identification and engagement protocols that will be engineered for effectiveness against a single drone or coordinated drone swarm attacks.

ZenaDrone 2000 — Key Defense Capabilities:

•Maritime Launch Capability: Designed for deployment from naval vessels, offshore platforms, and littoral installations, enabling rapid response

•Gas-Powered Endurance: High-performance gas propulsion system delivers extended flight range and loiter time, far exceeding battery-limited alternatives

•Autonomous Threat Detection: Onboard AI and sensor fusion algorithms identify and classify slow-moving aerial threats in real time

•Precision Intercept Engagement: Purpose-built engagement systems enable the intercept of incoming threats efficiently and accurately, minimizing collateral risk

•Asymmetric Cost Advantage: Designed to be a fraction of the cost of missile-based interception systems, delivering decisive operational savings for defense budgets

•Swarm-Ready Architecture: Scalable platform designed for coordinated multi-drone deployment to counter simultaneous multi-vector drone attack scenarios

Key Specifications:

•Max Takeoff Weight: 200 kg

•Payload Capacity: 40 kg

•Hover Endurance: 4+ hours

•Engine: Gasoline powered, 4 × 36-inch propellers

•Footprint: 224.8 × 82.0 cm (folded) / 180.4 × 365.8 cm (deployed)

•Camera Coverage: 360° — 7 cameras

The ZenaDrone 2000 is a core component of the company’s integrated defense system along with the IQ Glider, a marine-based launch and refueling station, and the Interceptor P-1, a one-way and low-cost expendable interceptor drone. Together the integrated defense system offers coordinated counter-UAS operations for sea and coastal environments. ZenaTech is committed to compliance with all applicable export and trade control regulations and will provide additional updates on counter-UAS development milestones when available in the coming months.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform industrial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and a separate enterprise SaaS division of multiple software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries like land surveys and inspections, driving drone-based scalable, recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, and Asia, ZenaTech is advancing AI drones for agriculture and logistics, as well as ISR, cargo, and counter-UAS applications for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for surveying, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, the IQ Square is an outdoor drone designed for power washing and inspections use in commercial and government sectors, and the IQ Quad is for land surveys.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.